                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 11-K

                              FOR ANNUAL REPORTS OF
               EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
       1934

For the fiscal year ended December 31, 2004
                          -----------------

                                       OR

|_|    TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
       ACT OF 1934.

For the transition period from ______________ to _________________

                          Commission file number 1-106
                                                 -----

            A. Full title of the plan and the address of the plan,  if different from that of the issuer named below:

               401(k) Savings Plan of Lynch Corporation
                 and Participating Employees

            B. Name of issuer of the  securities  held  pursuant to the plan and the address of its principal executive office:

               Lynch Corporation
               140 Greenwich Avenue, 4th Floor
               Greenwich, CT 06830

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                              Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2004 and 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm....................... 1

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)..................9

                                       i

             Report of Independent Registered Public Accounting Firm

Board of Directors and Participants
401(k) Savings Plan of Lynch Corporation
  and Participating Employers

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Lynch Corporation and  Participating  Employers as
of December  31, 2004 and 2003,  and the  related  statements  of changes in net assets  available  for  benefits  for the  years  then  ended.  These  financial statements are the responsibility of the Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the  Plan's  internal  control  over  financial  reporting.  Our audits included  consideration of internal control over financial  reporting as a basis for designing audit  procedures that are appropriate in the  circumstances,  but not for the purpose of expressing an opinion on the  effectiveness of the Plan's internal  control  over  financial  reporting.  Accordingly,  we express no such opinion. An audit also includes examining,  on a test basis, evidence supporting
the  amounts  and  disclosures  in  the  financial  statements,   assessing  the
accounting  principles  used and significant  estimates made by management,  and evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all  material  respects,  the net assets  available  for benefits of the Plan at
December  31,  2004 and 2003,  and the changes in its net assets  available  for benefits for the years then ended,  in conformity with U.S.  generally  accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The  accompanying  supplemental  schedule of assets
(held at end of year) as of December  31,  2004,  is  presented  for purposes of additional  analysis and is not a required part of the financial  statements but is  supplementary  information  required by the  Department of Labor's Rules and
Regulations for Reporting and Disclosure  under the Employee  Retirement  Income
Security Act of 1974. This  supplemental  schedule is the  responsibility of the
Plan's  management.  The  supplemental  schedule has been  subjected to auditing procedures  applied  in our  audits  of the  financial  statements  and,  in our opinion,  is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 20, 2005                          Ernst & Young LLP

                   401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                 Statements of Net Assets Available for Benefits

                                                             DECEMBER 31
                                                        2004             2003
                                                    ----------        ----------
Assets
Investments                                         $3,862,238        $3,316,398

Contributions receivable:
Participants                                             2,092            12,839
Employer                                                  --              26,655
                                                    ----------        ----------
                                                         2,092            39,494
                                                    ----------        ----------
Net assets available for benefits                   $3,864,330        $3,355,892
                                                    ==========        ==========
SEE ACCOMPANYING NOTES

                   401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

           Statements of Changes in Net Assets Available for Benefits

                                                              YEAR ENDED DECEMBER 31
                                                               2004            2003
                                                           ----------     -----------
ADDITIONS
Interest and dividend income                               $  160,143     $   92,128
Net appreciation in fair value of investments                 226,630        348,707
                                                           ----------     ----------
                                                              386,773        440,835
Contributions
   Participants                                               234,251        211,592
   Employer                                                    38,773         37,683
                                                           ----------     ----------
                                                              273,024        249,275
                                                           ----------     ----------
Total additions                                               659,797        690,110

DEDUCTIONS
   Benefits paid directly to participants                     138,939        210,457
   Fees                                                        12,420          7,649
                                                           ----------     ----------
Total deductions                                              151,359        218,106
                                                           ----------     ----------
Net increase                                                  508,438        472,004

Net assets available for benefits at beginning of year      3,355,892      2,883,888
                                                           ----------     ----------
Net assets available for benefits at end of year           $3,864,330     $3,355,892
                                                           ==========     ==========

SEE ACCOMPANYING NOTES

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                          Notes to Financial Statements

                                December 31, 2004

1.          DESCRIPTION OF PLAN

The following  description of the 401(k) Savings Plan of Lynch  Corporation (the
"Company")  and  Participating  Employers  (the  "Plan")  provides  only general
information.   For  a  more  complete  description  of  the  Plan's  provisions, participants  should refer to the Plan  Agreement,  which is available  from the
Company.

GENERAL

The Plan is a defined  contribution  plan  covering all employees of the Company and the employees of certain of its  subsidiaries,  who are at least 18 years of age and  who  have  completed  1,000  hours  of  service  during  a  consecutive twelve-month  period.  The Plan is subject  to the  provisions  of the  Employee
Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Participants may elect to contribute,  on a pre-tax basis, between 1% and 15% of their total annual  compensation to the Plan up to the maximum allowed under the
Internal Revenue Code.

An annual mandatory employer matching contribution is made to each participant's account equal to 62.5% of the first $800 of the participant's  contribution,  as defined in the Plan  agreement,  generally  on or about the closing  date of the
Plan  year.  In  addition,   the  Company  may  make  a  discretionary  matching
contribution  equal  to a  percentage  of the  first  $800 of the  participant's contribution. No such discretionary contribution was made in 2004 or 2003.

PARTICIPANTS' ACCOUNTS

Each  participant's  account is credited with the  participant's  contributions, employer  contributions and Plan earnings.  Allocations are based on participant earnings or account balances,  as defined in the Plan agreement.  The benefit to which a  participant  is entitled is the benefit  that can be provided  from the participant's account.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

1.    DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants  are vested  immediately in all  contributions  to their  accounts, including the Company's matching contributions (mandatory and discretionary,  if any) and investment earnings.

PAYMENT OF BENEFITS

Participant  benefits are paid as soon as practicable  following  termination of employment,  permanent disability,  retirement, death or upon termination of the
Plan in accordance  with the terms of the Plan agreement.  All benefit  payments are made in lump  sum  payments  for an  amount  equal to the fair  value of the participant's vested account balance.

PARTICIPANT LOANS

Participants  may borrow  from their fund  accounts a minimum of $1,000 or up to
50% of their account balance (not to exceed  $50,000).  All loans must, by their terms,  require repayment over a period not to exceed five years, unless for the purchase  of the  participant's  primary  residence  for which the term shall be determined by the Company.  The loans are secured by the  participant's  account and bear interest at a reasonable rate as determined by the plan administrator.

PLAN TERMINATION

Although  it has not  expressed  any intent to do so, the  Company has the right under the Plan to discontinue its contributions at any time and to terminate the
Plan, subject to the provisions of ERISA.

EXPENSES

The majority of the Plan's administrative expenses are paid by the Company.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

2.    SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

The Plan's  investments are stated at fair value. The shares of mutual funds are valued at quoted market prices,  which  represent the net asset values of shares held by the Plan at year end.  Common stock is valued at the last reported sales price on the last  business  day of the year.  The fair  value of  participation units  owned by the Plan in the  common  collective  trust  fund is based on the redemption value of the fund on the last business day of the plan year.

The Lynch  Corporation Stock Fund (the Fund) is tracked on a unitized basis. The
Fund  consists of Lynch  Corporation  common  stock and funds held in the Galaxy
U.S. Treasury Fund sufficient to meet the Fund's daily cash needs. Unitizing the
Fund allows for daily trades.  The value of a unit reflects the combined  market value of Lynch  Corporation  common stock and the cash  investments  held by the
Fund. At December 31, 2004,  8,149 units were outstanding with a value of $13.73 per unit  (6,789  units  were  outstanding  with a value of  $10.08  per unit at
December 31, 2003).

The  participant  loans  are  valued  at  their  outstanding   balances,   which
approximate fair value.

Purchases and sales of securities are recorded on a trade-date  basis.  Interest income  is  recorded  on  the  accrual  basis.  Dividends  are  recorded  on the ex-dividend date.

USE OF ESTIMATES

The  preparation  of financial  statements  in  conformity  with U.S.  generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial  statements and accompanying notes. Actual results could differ from those estimates.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

3.    INVESTMENTS

During 2004 and 2003, the Plan's investments  (including  investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

                                                         YEAR ENDED DECEMBER 31
                                                         2004             2003
                                                       --------         --------
Net appreciation in fair value of investments:
   Common stock                                        $ 44,044         $ 12,576
   Mutual funds                                         182,586          336,131
                                                       --------         --------
                                                       $226,630         $348,707
                                                       ========         ========

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits is as follows:

                                                              DECEMBER 31
                                                         2004             2003
                                                       --------         --------

Fleet Stable Asset Fund                                $1,346,768     $1,269,400
Franklin Mutual Qualified Fund                          1,272,472      1,123,989
Franklin Mutual Discovery Fund                            473,673        357,792
Galaxy U.S. Treasury Money Market Fund                    271,204        254,732

4.     RISKS AND UNCERTAINTIES

The Plan invests in various  investment  securities.  Investment  securities are exposed to various risks such as interest rate,  market and credit risks. Due to the level of risk associated with certain investment securities,  it is at least reasonably  possible  that changes in the values of investment  securities  will
occur  in  the  near  term  and  that  such  changes  could  materially   affect
participants' account balances and the amounts reported in the statements of net assets available for benefits.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

5.     INCOME TAX STATUS

The Plan has received a determination  letter from the Internal  Revenue Service dated May 27, 2003,  stating that the Plan is qualified  under Section 401(a) of the Internal  Revenue Code (the "Code")  and,  therefore,  the related  trust is exempt  from  taxation.  Once  qualified,  the Plan is  required  to  operate in conformity with the Code to maintain its  qualification.  The plan administrator believes  that the Plan is being  operated  in  compliance  with the  applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                             EIN-38-1799862 Plan-004

          Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

                                December 31, 2004

 IDENTITY OF ISSUER,          DESCRIPTION OF INVESTMENT,
      BORROWER,            INCLUDING MATURITY DATE, RATE OF                                  CURRENT
LESSOR OR SIMILAR PARTY     INTEREST, PAR OR MATURITY VALUE          SHARES                   VALUE
-----------------------     -------------------------------          ------                  -------

AMVESCAP National
Trust Company:          *Fleet Stable Asset Fund                     134,677               $1,346,768
                        Franklin Mutual Qualified Fund                65,228                1,272,472
                        Franklin Mutual Discovery Fund                19,525                  473,673
                        *Galaxy U.S. Treasury Money
                         Market Fund                                 271,204                  271,204
                        *Columbia Acorn USA Fund                       5,299                  133,531
                        *Columbia Quality Bond Plus Fund               2,859                   31,073
                        *AIM Global Aggressive Growth Fund             1,378                   26,341
                         American Century Value Fund                   3,474                   25,674
                        *AIM Core Stock Fund                           1,582                   17,020
                        *Columbia Balanced Fund                          471                   10,018
                        *AIM Health Sciences Fund                        169                    8,678
                        *AIM Blue Chip Investor Fund                     193                    2,262
                        *AIM Technology Fund                              66                    1,677

Fleet National Bank
                        *Lynch Corporation -Stock Fund                 8,149                  111,890
                        *Lynch Interactive Corporation -
                         Common Stock                                  1,915                   61,293
                        Sunshine PCS Corp. - Common
                         Stock                                         2,320                      279
                        Morgan Group Holding Company                   2,108                      169

Participant loans*      4% to 9.5%                                                             68,216
                                                                                           ----------
                                                                                           $3,862,238
                                                                                           ==========

* Indicates party-in-interest to the Plan.

                                   SIGNATURES

            The Plan.  Pursuant to the  requirements of the Securities  Exchange
Act of 1934,  the trustees (or other persons who  administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     401(k) Savings Plan of Lynch Corporation
                                       and Participating Employees

Date:  June 28, 2005                  /s/ John C. Ferrara
                                     -----------------------------------------
                                     Name:  John C. Ferrara
                                     Title: President and Chief Executive
                                            Officer of Lynch Corporation

                                       10